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02022876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35791

SEC MAIL PROCESSING RECEIVED APR 0 4 2002 WASH., D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-01 (MM/DD/YY) AND ENDING 01-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST COLUMBUS EQUITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
700 ACKERMAN ROAD, SUITE 400
(No. and Street)

COLUMBUS	OHIO	43202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS SHEFFIELD — 614-267-2600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MARK P. MURPHY & ASSOCIATES
(Name — *if individual, state last, first, middle name*)

500 WEST WILSON BRIDGE ROAD	WORTHINGTON	OH	43085
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED
APR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

3/15

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS SHEFFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COLUMBUS EQUITIES, INC., as of JANUARY 31, ~~19X~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES MAY 28, 2003

MAR 22 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COLUMBUS EQUITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2002

TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Columbus Equities, Inc.

We have audited the accompanying statement of financial condition of First Columbus Equities, Inc. as of January 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Columbus Equities, Inc. as of January 31, 2002, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mark P. Murphy & Associates

Mark P. Murphy & Associates, CPAs

March 13, 2002

500 WEST WILSON BRIDGE ROAD • SUITE 145 • WORTHINGTON, OHIO 43085
(614)888-1512 • FAX (614)888-7898 • E-MAIL: mpmurphy@iwaynet.net

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2002

ASSETS

Cash, including interest-bearing deposits of $25,554	$	41,353
Commissions receivable		3,198
Investments (Note 6)		26,000
Total Assets	$	70,551

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	0
Stockholders' Equity:		
Common stock, no par value, 750 shares authorized; 200 shares issued and outstanding, at stated value.		500
Additional paid-in capital		27,000
Retained earnings		43,051
Total Stockholders' Equity		70,551
Total Liabilities and Stockholders' Equity	$	70,551

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2002

Revenue:		
Commissions-insurance	$	33,114
Commissions-securities		72,841
Interest		1,056
		107,011
Expenses:		
Administrative fees (Note 3)		83,000
Professional fees		3,810
Filing fees		1,251
Insurance		1,419
Office expense		111
Dealers in intangibles tax		596
Total Expenses		90,187
Net Income (Loss) Before Income Taxes		16,824
Income taxes (Note 4)		0
Net Income	$	16,824

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 31, 2001	$ 500	$ 27,000	$ 26,227
Net Income	0	0	16,824
Balance at January 31, 2002	$ 500	$ 27,000	$ 43,051

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2002

Cash flows from operating activities		
Net income	$	16,824
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commissions receivable		(2,540)
Decrease in prepaid expenses		0
Decrease accounts receivable -parent		0
Net Cash Provided by Operating Activities		14,284
Net Cash Used by Investment Activities		0
Net Cash From Financing Activities		0
Net decrease in cash and cash equivalents		14,284
Cash and cash equivalents, beginning of year		27,069
Cash and cash equivalents, end of year	$	41,353
Income taxes paid	$	0
Interest paid	$	0

The accompanying notes are an integral part of these financial statements.

FIRST COLUMBUS EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2002

1. ORGANIZATION

The Company was incorporated in the State of Ohio on November 26, 1985 as Pro-Tax Investments, Inc. The name was changed to First Columbus Equities, Inc. on October 4, 1986.

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company participates in underwriting on a "best efforts" basis where all customer funds are forwarded to an independent escrow agent.

During 1995, the Company added sales of annuities and life insurance to their business activities. To acquire a license to sell insurance, the state of Ohio requires a company to have an individual hold stock with voting rights.

On June 27, 1995, the Company split common stock between Class A shares and Class B shares, with no par value. As of December 31, 1995, there are 375 shares authorized for each class, and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by Professional Planning Consultants, Inc. (PPC), have no voting rights, but do have dividend and liquidation rights.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts, certificates of deposit and petty cash to be cash equivalents.

Income Taxes

The Company files its Federal income tax return as a consolidated subsidiary of PPC, using the cash basis. The Company provides deferred income taxes on timing differences between book and tax treatment of revenues and expenses. Income tax expense is allocated to each company in the group based upon their relative share of taxable income.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with PPC whereby all management, office rent and utilities are provided by PPC. As such, the Company has no employees but utilizes the resources of PPC. The accompanying financial statements include $83,000 in administrative fees that were paid to PPC.

4. INCOME TAXES

Current:	
Federal	$ 0
Local	0
	0
Deferred:	
Federal	0
Local	0
	0
Income Taxes	$ 0

A reconciliation of the income tax expense in the accompanying financial statements to the amount of income tax expense that would result from applying the Federal statutory rate to pretax income is as follows:

Expected income tax (benefit) at the Federal statutory rate	$ 5,720
Surtax exemption	(3,196)
Cash to accrual conversion	(480)
Other	(2,044)
	$ 0

There are no deferred income taxes recorded in the balance sheet at January 31, 2002.

5. NET CAPITAL REQUIREMENTS

As a registered broker, First Columbus Equities, Inc., is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debt items. At January 31, 2002, the Company had net capital of $44,050, which exceeded the requirements of $5,000 by $39,050.

5. NET CAPITAL REQUIREMENTS (Continued)

The net capital computation at Schedule I is $3,198 higher than that computed by the Company on their Focus Report as of January 31, 2002. The increase is due to commissions receivable of $3,198, which increases equity.

Additionally, as a broker-dealer registered in the State of Ohio, The Company is required to maintain a minimum "net worth" as defined by the Ohio Securities Act, of $25,000. At January 31, 2002, the Company had "net worth" as defined of $44,050, which exceeded the requirements of $25,000 by $19,050.

6. SECURITIES AND OTHER INVESTMENTS NOT READILY MARKETABLE

The Company has participated in a private placement offer of the NASDAQ Stock Market, Inc. This stock is not readily marketable and therefore listed at cost, which approximates fair value.

FIRST COLUMBUS EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of January 31, 2002

Net Capital:	
Total stockholders' equity	$ 70,551
Haircut on securities-2% of money market account	(501)
Deductions:	
Investment in NASD	(26,000)
Net Capital	$ 44,050

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2002

(NOT REQUIRED)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2002

(NOT REQUIRED)

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of January 31, 2002

(NOT REQUIRED)

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
First Columbus Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Columbus Equities, Inc. for the year ended January 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rules 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

500 WEST WILSON BRIDGE ROAD • SUITE 145 • WORTHINGTON, OHIO 43085

(614)888-1512 • FAX (614)888-7898 • E-MAIL: mpmurphy@iwaynet.net

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mark P. Murphy & Associates

March 13, 2002